Samfine Creation Holdings Group Limited

December 12, 2023

Via EDGAR

Ms. Jennifer Angelini

Ms. Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited
Amendment No.2 to Registration Statement on Form F-1
Filed December 8, 2023
File No. 333-275498

Ladies and Gentlemen:

This letter is in response to the letter dated December 12, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Samfine Creation Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, the Commission’s comment is recited below and is followed by our response.

Amendment No.2 to Form F-1

General

1. We note your disclosure on the cover page that you expect to obtain CSRC approval prior to your offering and listing, and also that you will not proceed with the initial public offering unless you obtain approval from the CSRC. If you are requesting effectiveness of your Form F-1 registration statement before completing the CSRC process, please revise such disclosure accordingly and additionally confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

We respectfully advise the Staff that we are not requesting the effectiveness of our Form F-1 registration statement before completing the CSRC process. We confirm that we will notify the Staff promptly of any changes to our disclosure regarding or requested by the CSRC.

We appreciate the assistance the Staff has provided with its comment. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC